EXHIBIT 99.1

Norsk Hydro: Executive Vice President Exercises Options and Purchases Shares

OSLO, Norway, Dec. 27, 2006 (PRIME NEWSWIRE) -- Executive Vice President Tore Torvund, head of Hydro's oil and gas activities, has on December 22, 2006 exercised 67,620 stock options granted in 2002 and 2003 at a total value of NOK 8,368,557. On the same day Torvund purchased 20,000 shares at a price of NOK 190 per share. New shareholding is 38,580 shares.

The options granted in 2002 were related to total shareholder return for the Hydro share during the 3-year period from July 1, 2002 until June 30, 2005. 93.2 percent of the options are exercisable. The exercise price per share is NOK 66.23. The options granted in 2003 were related to total shareholder return for the Hydro share during the 3-year period from July 1, 2003 until June 30, 2006 and the exercise price is NOK 64.32 per share.

The exercise of options is carried out through a payment of cash amount equal to the difference between the exercise price and the average share price over the last five trading days amounting to NOK 189. The grants have been adjusted for the spin-off of Yara International ASA in 2004 and the 5 for 1 share split in 2006. The payment is subject to income tax.

In order to remain eligible to exercise vested options, Tore Torvund is required to convert net after tax value of exercised options into an equivalent value of Hydro shares until the value of the shareholding is equal to 100 percent of his annual base salary.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk, Regulation and Other Information -- Risk Factors" on page 92 of Hydro's Annual Report and Form 20-F 2005 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:

Press contact
Kama Holte Strand
Telephone +47 22 53 81 15
Cellular +47 917 28 838
E-mail kama.holte.strand@hydro.com

Investor contact
Stefan Solberg
Telephone +47 22 53 35 39
Cellular +47 917 27 528
E-mail stefan.solberg@hydro.com

Norsk Hydro ASA
Drammensveien 264
N-0240 Oslo
Norway
Telephone: +47 22 53 81 00
Fax: +47 22 53 27 25
www.hydro.com